UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                           ☒                                                            Form 40-F                                           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The exhibits attached to this Report on Form 6-K shall be incorporated by reference in Westpac Banking Corporation’s (the “Registrant”) Registration Statement on Form F-3 (File No. 333-228295).

Index to Exhibits

Exhibit
No.	Description

1.1

Underwriting Agreement, dated as of January 9, 2020 by and among the Registrant, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, TD Securities (USA) LLC and Westpac Banking Corporation.

4.1	Twenty-Eighth Supplemental Indenture (including the forms of the Securities), dated as of January 16, 2020 between the Registrant and The Bank of New York Mellon, as trustee.

5.1	Opinion of Debevoise & Plimpton LLP.

5.2	Opinion of King & Wood Mallesons.

23.1	Consent of Debevoise & Plimpton LLP (contained in Exhibit 5.1).

23.2	Consent of King & Wood Mallesons (contained in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: January 16, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier 1 Attorney